Contact

www.linkedin.com/in/ashley-sogge (LinkedIn)

Top Skills

Policy Analysis
Security Clearance
Military Experience

Languages

English (Native or Bilingual)
Spanish (Limited Working)
French (Limited Working)

Certifications

Human Centered Design
Human Centered Design

Honors-Awards

2018 YPFP Veteran Leadership Award

Publications

NATO Centre of Excellence - Defense Against Terrorism
Civil Information Sharing in the Gray Zone

Ashley Sogge

Director of Global Operations @ Hala Systems Wharton MBA, Special Operations Veteran
Washington, District of Columbia, United States

Summary

As the Director of Global Program Operations at Hala Systems, I oversee the planning, execution, and evaluation of complex and innovative projects that leverage technology and data to protect civilians and human rights in conflict zones. With 17+ years of work experience, I have a proven track record of leading and managing diverse and high-performing teams in challenging and dynamic environments.

I have also successfully applied my skills in organizational leadership, operational planning, and team building to previous roles as the Chief Operating Officer at Honor the Promise, a non-profit organization that supports Afghan military veterans and their families, and as an Associate in Corporate Development at JPMorgan Chase & Co., where I participated in strategic transactions and partnerships.

Prior to that, I served as a Special Operations Civil Affairs Officer in the US Army, where I gained valuable experience in the field of irregular warfare and the human domain. I hold an MBA from the Wharton School, with a focus on finance, and a BA in Political Science and Spanish from the University of Portland. I am passionate about leveraging my expertise and experience to create positive social impact and foster collaboration across sectors and cultures.

Experience

Hala Systems, Inc.
Director of Global Program Operations
June 2023 - Present (1 year 9 months)

Honor the Promise
Chief Operating Officer

September 2021 - June 2023 (1 year 10 months)
Washington, District of Columbia, United States

JPMorgan Chase & Co.
Associate, Corporate Development
January 2018 - July 2019 (1 year 7 months)
Philadelphia, Pennsylvania

95th Civil Affairs Brigade (Airborne) - US Army
4 years 6 months

Director of Future Operations and Strategy
July 2015 - December 2017 (2 years 6 months)
Ft. Bragg, NC

Led global strategic mission planning and resourcing for special operations teams in Europe and the Levant. Planning efforts focused on civil-military support to strategic deterrence, escalation and risk management, and support to civil authorities.

Special Operations Civil Affairs Team Leader
July 2013 - June 2015 (2 years)
Ft. Bragg, NC, Europe, Turkey, Afghanistan

Rotational deployments in the Middle East, Levant and Europe coordinating civil-military efforts between U.S Embassies and partner nation governments. Served as a strategic engagement and partnerships advisor for the commander of Special Operations Joint Task Force - Afghanistan. Efforts in Turkey include working for a cross-functional government team and collaborating daily with defense, development and humanitarian experts to coordinate efforts of the State Department and Special Operations Command in response to the Syrian Crisis.

United States Forces Korea (USFK)
Detachment Commander
March 2009 - September 2010 (1 year 7 months)
Seoul, South Korea

Synchronized environmental, threat and vulnerability assessments to support force protection and consequence management efforts for future operations during the largest military exercises in the Republic of Korea. Collaborated with and routinely briefed senior staff of the Republic of Korea and U.S. defense organizations on counter weapons of mass destruction efforts

United States Forces Korea (USFK)

Executive Officer

January 2008 - January 2009 (1 year 1 month)

Seoul, South Korea

Coordinated theater-level reception and in-processing operations in Korea for over 300 Soldiers and Families a week; executed a $5 million annual budget.

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Education

The Wharton School

Master of Business Administration - MBA, Finance, General · (2019 - 2021)

University of Portland

Bachelor of Arts (BA), Political Science and Spanish · (2003 - 2007)